Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258749

PROSPECTUS SUPPLEMENT NO. 6
(to prospectus dated March 15, 2022)

Ardagh Metal Packaging S.A.

16,749,984 ORDINARY SHARES
OFFERED BY ARDAGH METAL PACKAGING S.A.

517,571,133 ORDINARY SHARES and
5,716,982 WARRANTS
OFFERED BY THE SELLING SECURITYHOLDERS

This prospectus supplement amends and supplements the prospectus dated March 15, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented (Registration Statement No. 333-258749). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on July 28, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares and Warrants are traded on The New York Stock Exchange (“NYSE”) under the symbol “AMBP” and “AMBP.WS,” respectively. The last reported sale price of the Ordinary Shares was $6.53 per share on July 27, 2022, and the last reported sale price of the Warrants was $0.93 per warrant on July 27, 2022 as reported on NYSE.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 18 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 28, 2022.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40709

Ardagh Metal Packaging S.A.

(Name of Registrant)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit Number	Description
99.1	Ardagh Metal Packaging S.A. Quarterly Report for the three and six months ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 28, 2022

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

Exhibit 99.1

INDEX TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Ardagh Metal Packaging S.A.

Unaudited Consolidated Interim Financial Statements
Consolidated Interim Income Statement for the three months ended June 30, 2022 and 2021	2
Consolidated Interim Income Statement for the six months ended June 30, 2022 and 2021	3
Consolidated Interim Statement of Comprehensive Income for the three and six months ended June 30, 2022 and 2021	4
Consolidated Interim Statement of Financial Position at June 30, 2022 and December 31, 2021	5
Consolidated Interim Statement of Changes in Equity for the six months ended June 30, 2022 and 2021	6
Consolidated Interim Statement of Cash Flows for the three and six months ended June 30, 2022 and 2021	7
Notes to the Unaudited Consolidated Interim Financial Statements	8
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2022	22
Cautionary Statement Regarding Forward-Looking Statements	35

As used herein, “AMPSA” or the “Company” refer to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2022			Three months ended June 30, 2021
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,303	—	1,303	991	—	991
Cost of sales		(1,123)	(16)	(1,139)	(821)	(5)	(826)
Gross profit		180	(16)	164	170	(5)	165
Sales, general and administration expenses		(53)	(4)	(57)	(44)	(7)	(51)
Intangible amortization		(35)	—	(35)	(39)	—	(39)
Operating profit		92	(20)	72	87	(12)	75
Net finance income/(expense)	6	(34)	74	40	(28)	6	(22)
Profit before tax		58	54	112	59	(6)	53
Income tax charge		(16)	4	(12)	(26)	(1)	(27)
Profit for the period		42	58	100	33	(7)	26

Profit attributable to:
Equity holders				100			26
Non-controlling interests				—			—
Profit for the period				100			26

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.17			$0.05

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2022			Six months ended June 30, 2021
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,440	—	2,440	1,930	—	1,930
Cost of sales		(2,109)	(30)	(2,139)	(1,608)	(8)	(1,616)
Gross profit		331	(30)	301	322	(8)	314
Sales, general and administration expenses		(109)	(8)	(117)	(93)	(10)	(103)
Intangible amortization		(71)	—	(71)	(78)	—	(78)
Operating profit		151	(38)	113	151	(18)	133
Net finance income/(expense)	6	(62)	125	63	(120)	(51)	(171)
Profit/(loss) before tax		89	87	176	31	(69)	(38)
Income tax charge		(25)	6	(19)	(19)	9	(10)
Profit/(loss) for the period		64	93	157	12	(60)	(48)

Profit/(loss) attributable to:
Equity holders				157			(48)
Non-controlling interests				—			—
Profit/(loss) for the period				157			(48)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders	7			$0.26			$(0.10)

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
	Note	$'m	$'m	$'m	$'m
Profit/(loss) for the period		100	26	157	(48)

Other comprehensive income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		1	(13)	2	1
		1	(13)	2	1
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(49)	55	40	103
-Movement in deferred tax		15	(5)	7	(12)
		(34)	50	47	91
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	24	1	52	16
-Deferred tax movement on employee benefit obligations		(7)	2	(15)	(2)
		17	3	37	14

Total other comprehensive (expense)/income for the period		(16)	40	86	106

Total comprehensive income for the period		84	66	243	58

Attributable to:
Equity holders		84	66	243	58
Non-controlling interests		—	—	—	—
Total comprehensive income for the period		84	66	243	58

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At June 30,	At December 31,
		2022	2021
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,513	1,662
Property, plant and equipment	8	2,047	1,842
Derivative financial instruments		13	7
Deferred tax assets		51	71
Employee benefit assets		50	78
Other non-current assets		4	4
		3,678	3,664
Current assets
Inventories		530	407
Trade and other receivables		800	512
Contract assets		230	182
Derivative financial instruments		114	97
Cash and cash equivalents		436	463
		2,110	1,661
TOTAL ASSETS		5,788	5,325

Equity attributable to owners of the parent
Equity share capital	9	7	7
Share premium	9	5,992	5,992
Treasury shares	9	(3)	—
Other reserves	16	(5,616)	(5,593)
Retained earnings		(47)	(120)
		333	286
Non-controlling interests		—	—
TOTAL EQUITY		333	286

Non-current liabilities
Borrowings	10	3,395	2,831
Employee benefit obligations		175	256
Derivative financial instruments		23	2
Deferred tax liabilities		178	207
Other liabilities and provisions	12	195	343
		3,966	3,639
Current liabilities
Borrowings	10	49	56
Interest payable		13	12
Derivative financial instruments		19	10
Trade and other payables		1,340	1,270
Income tax payable		53	40
Provisions	12	14	10
Deferred income		1	2
		1,489	1,400
TOTAL LIABILITIES		5,455	5,039
TOTAL EQUITY and LIABILITIES		5,788	5,325

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

		Equity						Non-
	Invested	share	Share	Treasury	Other	Retained		controlling
	capital	capital	premium	shares	reserves	earnings	Total	interests	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
		Note 9	Note 9	Note 9	Note 16
At January 1, 2021	63	—	—	—	(15)	—	48	—	48
Loss for the period pre AMP Transfer *	(74)	—	—	—	—	—	(74)	—	(74)
Other comprehensive income pre AMP Transfer *	11	—	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory pre AMP Transfer	—	—	—	—	(6)	—	(6)	—	(6)
Capital contribution	—	—	—	—	113	—	113	—	113
Increase in invested capital (Note 15)	176	—	—	—	—	—	176	—	176
AMP transfer	(176)	6	4,982	—	(5,924)	—	(1,112)	—	(1,112)
Profit for the period post AMP Transfer *	—	—	—	—	—	26	26	—	26
Other comprehensive income post AMP Transfer *	—	—	—	—	37	3	40	—	40
Hedging gains transferred to cost of inventory post AMP Transfer	—	—	—	—	(17)	—	(17)	—	(17)
At June 30, 2021	—	6	4,982	—	(5,757)	29	(740)	—	(740)

At January 1, 2022	—	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the period	—	—	—	—	—	157	157	—	157
Other comprehensive income	—	—	—	—	49	37	86	—	86
Shares acquired by AMPSA (Treasury shares)	—	—	—	(3)	—	—	(3)	—	(3)
Hedging gains transferred to cost of inventory	—	—	—	—	(72)	—	(72)	—	(72)
Dividends (Note 14)	—	—	—	—	—	(121)	(121)	—	(121)
At June 30, 2022	—	7	5,992	(3)	(5,616)	(47)	333	—	333

*For the six months ended June 30, 2021, the Group reported a loss for the period of $48 million and other comprehensive income of $106 million, respectively.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
	Note	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	13	91	164	(103)	137
Net interest paid		(28)	(4)	(21)	(49)
Income tax paid		(8)	(7)	(15)	(28)
Cash flows from/(used in) operating activities		55	153	(139)	60

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(169)	(121)	(286)	(289)
Other investing activities		—	—	—	1
Net cash used in investing activities		(169)	(121)	(286)	(288)

Cash flows from financing activities
Proceeds from borrowings		600	2,766	700	2,766
Repayment of borrowings		(105)	(3)	(109)	(5)
Deferred debt issue costs paid		(4)	(25)	(6)	(25)
Lease payments		(13)	(11)	(26)	(22)
Dividends paid	14	(121)	—	(121)	—
Treasury shares purchased		(3)	—	(3)	—
Other financing activities		(1)	—	(1)	—
Repayment of related party borrowings to Ardagh		—	(1,741)	—	(1,741)
Payment as part of capital reorganization		—	(574)	—	(574)
Proceeds from related party borrowings from Ardagh		—	15	—	15
Cash received from Ardagh		—	—	—	206
Redemption premium and issuance costs paid		—	—	—	(52)
Net cash inflow from financing activities		353	427	434	568

Net increase in cash and cash equivalents		239	459	9	340

Cash and cash equivalents at beginning of period		225	130	463	257
Foreign exchange losses on cash and cash equivalents		(28)	(2)	(36)	(10)
Cash and cash equivalents at end of period		436	587	436	587

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company”) was incorporated in the Grand Duchy of Luxembourg on January 21, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Metal Packaging S.A. and its subsidiaries (together the “Group” or “AMP”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of the leading global, regional and national beverage producers. AMP operates 24 production facilities in Europe and the Americas and employs approximately 5,800 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government, certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Metal Packaging S.A. (the “Board”) on July 26, 2022.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2022 and 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2021 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Basis of preparation prior to the AMP Transfer

For the periods prior to the “AMP Transfer” (AMP Transfer references to a series of transactions pursuant to the Transfer Agreement in connection with the Business Combination effected by AGSA on April 1, 2021, as further explained

Ardagh Metal Packaging S.A.

in the Annual Report for the year ended December 31, 2021), the unaudited combined interim financial statements have been prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A. (“Ardagh” or “AGSA”), to represent the financial position and performance of the AMP Business (“the Business”) as if the Business had existed on a stand-alone basis for the three months ended March 31, 2021 for the unaudited consolidated interim income statement, statement of comprehensive income and statement of cash flows. However, those unaudited combined interim financial statements are not necessarily indicative of the results that would have occurred if the Business had been a stand-alone entity during the period presented.

Corporate center costs of $9 million for the three months ended March 31, 2021, which were allocated by Ardagh primarily based on Adjusted EBITDA, have been included in selling, general and administration (“SGA”) expenses with settlement of these costs recorded within invested capital. The allocations reflected all the costs of doing business and management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future. For information relating to corporate center costs in the three and six months ended June 30, 2022, from Ardagh to AMP and included within SGA expenses, see note 15.

Basis of preparation after the AMP Transfer

For the periods subsequent to the AMP Transfer, effective on April 1, 2021, unaudited consolidated financial statements have been prepared for the Group as a stand-alone business.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2022 have been assessed by the Directors. No new standards or amendments to existing standards effective January 1, 2022 have had or are expected to have a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Executive Committee of Ardagh for the periods prior and the Board and Chief Financial Officer for the periods after the AMP Transfer, respectively.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance income or expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	100	26	157	(48)
Income tax charge	12	27	19	10
Net finance (income)/expense	(40)	22	(63)	171
Depreciation and amortization	89	86	175	170
Exceptional operating items	20	12	38	18
Adjusted EBITDA	181	173	326	321

Ardagh Metal Packaging S.A.

Segment results for the three months ended June 30, 2022 and 2021 are:

	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Europe	533	464	61	85
Americas	770	527	120	88
Group	1,303	991	181	173

Segment results for the six months ended June 30, 2022 and 2021 are:

	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Europe	1,032	900	117	151
Americas	1,408	1,030	209	170
Group	2,440	1,930	326	321

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the six months ended June 30, 2022 (2021: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	530	2	1	533
Americas	–	597	173	770
Group	530	599	174	1,303

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	461	1	2	464
Americas	–	434	93	527
Group	461	435	95	991

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,025	4	3	1,032
Americas	–	1,116	292	1,408
Group	1,025	1,120	295	2,440

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	894	2	4	900
Americas	–	832	198	1,030
Group	894	834	202	1,930

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Over time	1,036	763	1,950	1,487
Point in time	267	228	490	443
Group	1,303	991	2,440	1,930

Ardagh Metal Packaging S.A.

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Start-up related and other costs	16	5	30	8
Exceptional items – cost of sales	16	5	30	8
Transaction-related and other costs	4	7	8	10
Exceptional items – SGA expenses	4	7	8	10
Exceptional finance (income)/expense	(74)	(6)	(125)	51
Exceptional items – finance (income)/expense	(74)	(6)	(125)	51
Exceptional income tax (credit)/charge	(4)	1	(6)	(9)
Total exceptional items, net of tax	(58)	7	(93)	60

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2022

Exceptional items of $93 million have been recognized in the six months ended June 30, 2022, primarily comprising:

•	$30 million start-up related and other costs in Europe ($16 million) and the Americas ($14 million), primarily relating to the Group’s investment programs.

•	$8 million transaction-related and other costs, primarily comprised of professional advisory fees in relation to transformation initiatives.

•	$125 million net exceptional finance income relates to a gain on movements in the fair market values of $146 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $21 million thereon.

•	$6 million from tax credits relating to the above exceptional items.

2021

Exceptional items of $60 million have been recognized in the six months ended June 30, 2021 primarily comprising:

•	$8 million start-up related costs in the Americas ($5 million) and Europe ($3 million), relating to the Group’s investment programs.

•	$10 million transaction-related and other costs primarily comprised of professional advisory fees, and other costs related to transformation initiatives.

•	$51 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, net $9 million of fair market value and foreign currency movements on the Earnout Shares and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, offset by a foreign currency translation gain of $15 million on the AMP Promissory Note.

•	$9 million from tax credits relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance (income)/expense

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Senior Secured Green and Senior Green Notes	25	24	48	24
Interest on related party borrowings	–	–	–	43
Net pension interest costs	1	1	2	2
Foreign currency translation losses	3	1	4	45
Gains on derivative financial instruments	–	(1)	–	–
Other net finance expense	5	3	8	6
Net finance expense before exceptional items	34	28	62	120
Exceptional finance (income)/expense (note 5)	(74)	(6)	(125)	51
Net finance (income)/expense	(40)	22	(63)	171

#

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021 (i)	2022	2021 (i)
	$'m	$'m	$'m	$'m
Profit/(loss) attributable to equity holders	100	26	157	(48)
Weighted average number of common shares for EPS (millions) (ii)	603.3	493.8	603.3	493.8
Earnings/(loss) per share	$0.17	$0.05	$0.26	$(0.10)

Diluted earnings per share is consistent with basic earnings per share, as there are no dilutive potential shares during the periods presented above.

(i) In advance of the completion of the business combination with Gores Holdings V, 493,763,520 shares of the Company, with a par value €0.01 per share, were issued to AGSA. This number of shares issued is utilized for the calculation of basic earnings per share (“EPS”) for the three months ended March 31, 2021 and six months ended June 30, 2021.

(ii) The weighted average number of common shares included in the computation of basic and diluted earnings per share has been adjusted to exclude shares repurchased and held by the Company as treasury shares. The number of shares so held at the balance sheet date is detailed in note 9.

Please refer to note 9 for details of any transactions involving common shares for the six months ended June 30, 2022.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2022	1,662	1,842
Additions	3	378
Acquisition *	1	–
Disposals	–	(1)
Charge for the period	(71)	(104)
Foreign exchange	(82)	(68)
Net book value at June 30, 2022	1,513	2,047

* During the six months ended June 30, 2022, additional fair value adjustments to customer relationships and goodwill, net of deferred tax, were made in relation to the net assets acquired as part of the business combination with Hart Print which was acquired in November 2021.

At June 30, 2022, the carrying amount of goodwill included within intangible assets was $962 million (December 31, 2021: $1,010 million).

At June 30, 2022, the carrying amount of the right-of-use assets included within property, plant and equipment was $226 million (December 31, 2021: $179 million).

The Group recognized a depreciation charge of $104 million in the six months ended June 30, 2022 (2021: $92 million), of which $26 million (2021: $19 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at June 30, 2022.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2021 and at June 30, 2022	603	7	5,992

At June 30, 2022, the Company has repurchased a total of 443,450 shares (December 31, 2021: nil shares) returning $3 million to shareholders. The repurchased shares have not yet been cancelled and are presented as a deduction of equity within treasury shares within the Interim Statement of Changes in Equity, together with any directly related expense.

There were no other material share transactions in the six months ended June 30, 2022.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At June 30, 2022 the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	467	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	–	325
Lease obligations	Various	–	–	Amortizing	–	231	–
Other borrowings	Various	–	Rolling	Amortizing	–	16	–
Total borrowings						3,483	325
Deferred debt issue costs						(39)	–
Net borrowings						3,444	325
Cash and cash equivalents						(436)	436
Net debt / available liquidity						3,008	761

The fair value of the Group’s total borrowings, excluding lease obligations at June 30, 2022 is $2,694 million (December 31, 2021: $2,701 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2021 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	510	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	566	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	–	325
Lease obligations	Various	–	–	Amortizing	–	182	–
Other borrowings	Various	–	Rolling	Amortizing	–	19	–
Total borrowings						2,927	325
Deferred debt issue costs						(40)	–
Net borrowings						2,887	325
Cash and cash equivalents						(463)	463
Net debt / available liquidity						2,424	788

The maturity profile of the Group’s net borrowings is as follows:

	At June 30,	At December 31,
	2022	2021
	$'m	$'m
Within one year or on demand	49	56
Between one and three years	72	55
Between three and five years	672	59
Greater than five years	2,690	2,757
Total borrowings	3,483	2,927
Deferred debt issue costs	(39)	(40)
Net borrowings	3,444	2,887

Earnout Shares and Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Public Warrants and Private Warrants.

Financing activity

2022

On June 8, 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes will be used for general corporate purposes.

Lease obligations at June 30, 2022 of $231 million (December 31, 2021: $182 million), primarily reflects $75 million of new lease liabilities and foreign currency movements, partly offset by $26 million of principal repayments, in the six months ended June 30, 2022.

At June 30, 2022, the Group had $325 million available under the Global Asset Based Loan Facility.

Ardagh Metal Packaging S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

(ii)	Global Asset Based Loan Facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

(iii)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

(iv)	Earnout Shares, Private Warrants and Public Warrants - the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Derivative financial instruments – foreign currency swaps

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. A cash gain of $16 million and $26 million on hedging was recognized in the three and six months ended June 30, 2022, respectively (2021: loss of $1 million and $1 million) and has been reflected within net interest paid in the unaudited consolidated interim statement of cash flows.

11.   Employee benefit obligations

Employee benefit obligations at June 30, 2022 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A re-measurement gain of $24 million and $52 million (2021: gain of $1 million and $16 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2022, respectively.

The re-measurement gain recognized for the three months ended June 30, 2022 consisted of a decrease in the obligations of $83 million (2021: increase of $12 million), partly offset by a decrease in asset valuations of $59 million (2021: increase of $13 million).

The re-measurement gain recognized for the six months ended June 30, 2022 consisted of a decrease in the obligations of $147 million (2021: decrease of $38 million), partly offset by a decrease in asset valuations of $95 million (2021: decrease of $22 million).

12.   Other liabilities and provisions

	At June 30,	At December 31,
	2022	2021
	$'m	$'m
Other liabilities
Non-current	179	325
Provisions
Current	14	10
Non-current	16	18
	209	353

Ardagh Metal Packaging S.A.

Other liabilities

Resulting from the AMP Transfer, effective on April 1, 2021, AGSA has a contingent right to receive up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMP to AGSA subject to attainment of certain stock price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period from the 180th day following the closing of the Merger on August 4, 2021. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key assumptions for: volatility (50%) (December 31, 2021: volatility 34%); a dividend yield implicit from the traded closing price of the AMP warrants; risk-free rate; and traded closing AMP share price. The estimated valuation of the liability as of June 30, 2022, and December 31, 2021, were $162 million and $292 million, respectively. Any changes in the valuation have been reflected in net exceptional finance income. Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as of June 30, 2022, of approximately $21 million. Alternatively, an increase in the market-implied dividend yield of 1% would result in a decrease in the liability as of June 30, 2022, of approximately $8 million.

On August 4, 2021, all warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMP warrants exercisable for the purchase of shares in AMP at an exercise price of $11.50 over a five-year period after the closing of the Merger on August 4, 2021. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For the warrants issued to the former sponsors of Gores Holdings V (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using key assumptions for volatility (50%) (December 31, 2021: volatility 34%); a dividend yield implicit from the traded closing price of the AMP warrants; and risk-free rate. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuation of the liability as of June 30, 2022, and December 31, 2021, were $17 million and $33 million, respectively. Any changes in the valuation have been reflected in net exceptional finance income. Any increase or decrease in volatility of 5% would result in an increase or decrease in the fair value of the Private Warrants as of June 30, 2022, of approximately $1 million. Alternatively, an increase in the market-implied dividend yield of 1% would not result in a significant change in the fair value of the Private Warrants as of June 30, 2022.

13.   Cash from/(used in) operating activities

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	100	26	157	(48)
Income tax charge	12	27	19	10
Net finance (income)/expense	(40)	22	(63)	171
Depreciation and amortization	89	86	175	170
Exceptional operating items	20	12	38	18
Movement in working capital	(70)	(1)	(395)	(170)
Transaction-related, start-up and other exceptional costs paid	(19)	(8)	(33)	(14)
Exceptional restructuring paid	(1)	—	(1)	—
Cash generated from/(used in) operations	91	164	(103)	137

Ardagh Metal Packaging S.A.

14.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Cash dividends on common shares paid:
Interim dividend for 2022: $0.10 per share	60	–	60	–
Interim dividend for 2022: $0.10 per share	61	–	61	–
	121	–	121	–

On April 26, 2022, the Company approved a cash dividend of $0.10 per common share. The dividend of $60 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

On June 1, 2022, the Company approved a cash dividend of $0.10 per common share. The dividend of $61 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

15.   Related party transactions

i.	Pension scheme – the pension schemes are related parties. For details for all transactions during the year, see note 11.

ii.	Services Agreement between AMP and AGSA. A net charge of $9 million has been included in SGA expenses for the three months ended June 30, 2022 (six months: $19 million).

iii.	Earnout Shares – see note 12.

iv.	Derivative financial instruments – during the three and six months ended June 30, 2022, no new derivatives were transacted by AGSA on behalf of AMP.

v.	Movement in working capital in the three and six months ended June 30, 2022, includes transaction and other costs reimbursed to AGSA of $1 million and $12 million from AGSA respectively.

vi.	Dividends – see note 14.

vii.	Other related party transactions – the table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021:

Three months ended March 31,
2021
$'m
Net cash received from Ardagh	206
Tax offset in invested capital	(34)
Other changes in intercompany balances	4
176

There were no other related party transactions in the three and six months ended June 30, 2022.

Ardagh Metal Packaging S.A.

16. Other reserves

	Foreign currency translation reserve	Cash flow hedge reserve	Other reserves	Total other reserves
	$'m	$'m	$'m	$'m
At January 1, 2021	(32)	17	—	(15)
Total other comprehensive income for the period pre AMP Transfer	14	41	—	55
Hedging gains transferred to cost of inventory pre AMP Transfer	—	(6)	—	(6)
Capital contribution	—	—	113	113
AMP Transfer	—	—	(5,924)	(5,924)
Total other comprehensive income for the period post AMP Transfer	(13)	50	—	37
Hedging gains transferred to cost of inventory post AMP Transfer	—	(17)	—	(17)
At June 30, 2021	(31)	85	(5,811)	(5,757)

At January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	2	47	—	49
Hedging gains transferred to cost of inventory	—	(72)	—	(72)
At June 30, 2022	(26)	57	(5,647)	(5,616)

17.   Contingencies

Environmental issues

AMP is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;

•	the generation, storage, handling, use and transportation of hazardous materials;

•	the emission of substances and physical agents into the environment;

•	the discharge of waste water and disposal of waste;

•	the remediation of contamination;

•	the design, characteristics, collection and recycling of its packaging products; and

•	the manufacturing, sale and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Metal Packaging S.A.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

19.   Events after the reporting period

At the AMP extraordinary general meeting of shareholders held on July 8, 2022, AMP’s shareholders approved a resolution to amend AMP’s articles of association to create preferred shares. Following shareholder approval of this resolution, on July 8, 2022, AMP issued 56,306,306 non-convertible, non-voting 9% preferred shares of nominal value of €4.44 per preferred share to AGSA for €250 million (approximately $260 million).

Since June 30, 2022, the Company has repurchased circa 2 million additional shares returning approximately $12 million to shareholders.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2022 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends and end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of raw materials and energy used in our business, primarily aluminum, steel, and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real; and (vi) the ability to recruit and retain staff to support the Group’s growth investment program.

AMP

AMP generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

AMP’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as, raw materials (including the cost of aluminum), packaging materials, utility costs, decoration and freight and other distribution costs; and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. AMP’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended June 30, 2022 compared with three months ended June 30, 2021:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2022	2021
Revenue	1,303	991
Cost of sales	(1,139)	(826)
Gross profit	164	165
Sales, general and administration expenses	(57)	(51)
Intangible amortization	(35)	(39)
Operating profit	72	75
Net finance income/(expense)	40	(22)
Profit before tax	112	53
Income tax charge	(12)	(27)
Profit for the period	100	26

Revenue

Revenue in the three months ended June 30, 2022 increased by $312 million, or 31%, to $1,303 million, compared with $991 million in the three months ended June 30, 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by unfavorable foreign currency translation effects of $47 million.

Cost of sales

Cost of sales in the three months ended June 30, 2022 increased by $313 million, or 38%, to $1,139 million, compared with $826 million in the three months ended June 30, 2021. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2022 decreased by $1 million, or 1%, to $164 million, compared with $165 million in the three months ended June 30, 2021. Gross profit percentage in the three months ended June 30, 2022 decreased by 400 basis points to 12.6%, compared with 16.6% in the three months ended June 30, 2021. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2022 decreased by 340 basis points to 13.8% compared with 17.2% in the three months ended June 30, 2021, primarily due to the impact of elevated revenue and cost of sales lines from the pass through to customers and incurrence, respectively, of higher input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2022 increased by $6 million, or 12%, to $57 million, compared with $51 million in the three months ended June 30, 2021. The increase in sales, general and administration expenses was primarily due to higher warehouse and packaging costs. Excluding exceptional items, sales, general and administration expenses increased by $9 million. Exceptional sales, general and administration expenses decreased by $3 million, due to lower transaction-related costs and other costs.

Ardagh Metal Packaging S.A.

Intangible amortization

Intangible amortization of $35 million in the three months ended June 30, 2022 decreased by $4 million, or 10%, compared with $39 million in the three months ended June 30, 2021, primarily due to foreign exchange effects.

Operating profit

Operating profit of $72 million in the three months ended June 30, 2022 decreased by $3 million, or 4%, compared with the three months ended June 30, 2021, primarily due to lower gross profit, as outlined above, and increased sales, general and administration expenses, partly offset by lower intangible amortization.

Net finance income/expense

Net finance income for the three months ended June 30, 2022 increased by $62 million to $40 million compared with $22 million net finance expense for the three months ended June 30, 2021. Net finance (income)/expense for the three months ended June 30, 2022 and 2021 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2022	2021
Interest expense	25	24
Net pension interest costs	1	1
Foreign currency translation losses	3	1
Gains on derivative financial instruments	–	(1)
Other net finance expense	5	3
Net finance expense before exceptional items	34	28
Exceptional finance income	(74)	(6)
Net finance (income)/expense	(40)	22

Interest expense increased by $1 million in the three months ended June 30, 2022 compared with $24 million in the three months ended June 30, 2021. The increase primarily relates to interest expense on the $600 million 6.000% Senior Secured Green Notes due 2027 issued during the three months ended June 30, 2022.

Foreign currency translation losses in the three months ended June 30, 2022 increased by $2 million, to $3 million, compared with a loss of $1 million in the three months ended June 30, 2021, driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gains on derivative financial instruments were $nil in the three months ended June 30, 2022 compared with a gain of $1 million in the three months ended June 30, 2021.

Exceptional finance income for the three months ended June 30, 2022 of $74 million includes a net $90 million gain and a net $16 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants. Exceptional finance income for the three months ended June 30, 2021 of $6 million includes a foreign currency translation gain of $15 million on the AMP Promissory Note payable to Ardagh Group S.A., partly offset by the fair market value and foreign currency movement on the Earnout Shares of $9 million.

Ardagh Metal Packaging S.A.

Income tax charge

Income tax charge in the three months ended June 30, 2022 was $12 million, an decrease of $15 million from an income tax charge of $27 million in the three months ended June 30, 2021. The decrease of $15 million in the income tax charge is due to a decrease in pre-exceptional tax charge of $10 million, primarily attributable to the movement in net tax deductible finance expense in the three months ended June 30, 2022, and an increase in exceptional tax credits of $5 million in the three months ended June 30, 2022.

The effective income tax rate (“ETR”) on profit before exceptional items for the three months ended June 30, 2022 was 28%, compared with a rate of 44% for the three months ended June 30, 2021. The decrease in ETR primarily relates to the movement in net tax deductible finance expense in the three months ended June 30, 2022.

Profit for the period

As a result of the items described above, the Group recognized a profit of $100 million for the three months ended June 30, 2022, compared with a profit of $26 million in the three months ended June 30, 2021.

Six months ended June 30, 2022 compared with six months ended June 30, 2021:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2022	2021
Revenue	2,440	1,930
Cost of sales	(2,139)	(1,616)
Gross profit	301	314
Sales, general and administration expenses	(117)	(103)
Intangible amortization	(71)	(78)
Operating profit	113	133
Net finance income/(expense)	63	(171)
Profit/(loss) before tax	176	(38)
Income tax charge	(19)	(10)
Profit/(loss) for the period	157	(48)

Revenue

Revenue in the six months ended June 30, 2022 increased by $510 million, or 26%, to $2,440 million, compared with $1,930 million in the six months ended June 30, 2021. The increase in revenue is primarily driven by the pass through to customers of higher input costs and favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by unfavorable currency translation effects of $77 million.

Cost of sales

Cost of sales in the six months ended June 30, 2022 increased by $523 million, or 32%, to $2,139 million, compared with $1,616 million in the six months ended June 30, 2021. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Metal Packaging S.A.

Gross profit

Gross profit in the six months ended June 30, 2022 decreased by $13 million, or 4%, to $301 million, compared with $314 million in the six months ended June 30, 2021. Gross profit percentage in the six months ended June 30, 2022 decreased by 400 basis points to 12.3%, compared with 16.3% in the six months ended June 30, 2021. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2022 decreased by 310 basis points to 13.6%, compared with 16.7% in the six months ended June 30, 2021. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2022 increased by $14 million, or 14%, to $117 million, compared with $103 million in the six months ended June 30, 2021. The increase in sales, general and administration expenses was primarily due to higher warehouse and packaging costs. Excluding exceptional items, sales, general and administration expenses increased by $16 million. Exceptional sales, general and administration expenses decreased by $2 million, due to lower transaction-related costs and other costs.

Intangible amortization

Intangible amortization of $71 million in the six months ended June 30, 2022 decreased by $7 million, or 9%, compared with $78 million in the six months ended June 30, 2021, primarily driven by foreign exchange effects.

Operating profit

Operating profit of $113 million in the six months ended June 30, 2022 decreased by $20 million compared with the six months ended June 30, 2021, primarily due to lower gross profit, as outlined above, and increased sales, general and administration expenses, partly offset by lower intangible amortization.

Net finance income/expense

Net finance income for the six months ended June 30, 2022 increased by $234 million to $63 million compared with $171 million net finance expense for the six months ended June 30, 2021. Net finance (income)/expense for the six months ended June 30, 2022 and 2021 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2022	2021
Interest expense	48	24
Interest on related party borrowings	–	43
Net pension interest costs	2	2
Foreign currency translation losses	4	45
Other net finance expense	8	6
Finance expense before exceptional items	62	120
Exceptional finance (income)/expense	(125)	51
Net finance (income)/expense	(63)	171

Interest expense increased by $24 million in the six months ended June 30, 2022 to $48 million compared with $24 million in the six months ended June 30, 2021. The increase primarily relates to interest expense being recognized on

Ardagh Metal Packaging S.A.

the Senior Secured Green Notes and Senior Green Notes as a result of the AMP Notes issuance on April 1, 2021 and June 8, 2022.

Interest on related party borrowings decreased by $43 million to $nil in the six months ended June 30, 2022 compared with $43 million in the six months ended June 30, 2021. The decrease primarily relates to the settlement of the related party borrowings with Ardagh on April 1, 2021.

Foreign currency translation losses in the six months ended June 30, 2022 decreased by $41 million to $4 million, compared with losses of $45 million in the six months ended June 30, 2021 driven largely by the settlement of U.S. dollar and British pound denominated related party borrowings, in euro functional entities, with Ardagh on April 1, 2021.

Exceptional finance income in the six months ended June 30, 2022 of $125 million includes a net $146 million gain and a net $21 million loss on movements in the fair market values and foreign currency, respectively, on the Earnout Shares and Warrants. Exceptional finance expense for the six months ended June 30, 2021 of $51 million comprises $52 million relates to the settlement of the Group’s related party borrowings as part of the AMP transfer, $9 million of a fair market value movement on the Earnout Shares, $5 million interest payable on bonds issued in March 2021 related to the Combination of AMP with Gores Holdings V, partly offset by a foreign currency translation gain of $15 million on the Group’s promissory note payable to Ardagh Group S.A..

Income tax charge

Income tax charge in the six months ended June 30, 2022 was $19 million, an increase of $9 million from an income tax charge of $10 million in the six months ended June 30, 2021. The increase of $9 million in the income tax charge is due to an increase in pre-exceptional tax charge of $6 million, primarily attributable to an increase in profitability in the six months ended June 30, 2022, partially offset by movements in net tax deductible finance expense in the six months ended June 30, 2022, and a decrease in exceptional tax credits of $3 million in the six months ended June 30, 2022.

The effective income tax rate (“ETR”) on profit before exceptional items for the six months ended June 30, 2022 was 28%, compared with a rate of 61% for the six months ended June 30, 2021. The decrease in ETR primarily relates to increases in profitability and movements in net tax deductible finance expense.

Profit/loss for the period

As a result of the items described above, the Group recognized a profit of $157 million for the six months ended June 30, 2022, compared with a loss of $48 million in the six months ended June 30, 2021.

Ardagh Metal Packaging S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance (income)/expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2022.

Adjusted EBITDA in the three months ended June 30, 2022 increased by $8 million, or 5%, to $181 million, compared with $173 million in the three months ended June 30, 2021. Excluding unfavorable foreign currency translation effects of $9 million Adjusted EBITDA increased by $17 million due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program and recovery of input cost inflation, partly offset by increased operating costs.

Adjusted EBITDA in the six months ended June 30, 2022 increased by $5 million, or 2%, to $326 million, compared with $321 million in the six months ended June 30, 2021. Excluding unfavorable foreign currency translation effects of $13 million Adjusted EBITDA increased by $18 million due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by increased operating costs.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, finance (income)/expenses and income tax charges:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Start-up related and other costs	16	5	30	8
Exceptional items – cost of sales	16	5	30	8
Transaction-related and other costs	4	7	8	10
Exceptional items – SGA expenses	4	7	8	10
Exceptional finance (income)/expense	(74)	(6)	(125)	51
Exceptional items – finance (income)/expense	(74)	(6)	(125)	51
Exceptional income tax (credit)/charge	(4)	1	(6)	(9)
Total exceptional items, net of tax	(58)	7	(93)	60

Exceptional items of $93 million have been recognized in the six months ended June 30, 2022, primarily comprising:

•	$30 million start-up related and other costs in Europe ($16 million) and the Americas ($14 million), primarily relating to the Group’s investment programs.

•	$8 million transaction-related and other costs, primarily comprised of professional advisory fees in relation to transformation initiatives.

Ardagh Metal Packaging S.A.

•	$125 million net exceptional finance income relates to a gain on movements in the fair market values of $146 million on the Earnout Shares, Public Warrants and Private Warrants, partly offset by a foreign currency loss of $21 million thereon.

•	$6 million from tax credits relating to the above exceptional items.

Exceptional items of $60 million have been recognized in the six months ended June 30, 2021 primarily comprising:

•	$8 million start-up related costs in the Americas ($5 million) and Europe ($3 million), relating to the Group’s investment programs.

•	$10 million transaction-related and other costs primarily comprised of professional advisory fees, and other costs related to transformation initiatives.

•	$51 million exceptional finance expense comprised of a charge of $52 million from AGSA for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, net $9 million of fair market value and foreign currency movements on the Earnout Shares and $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, offset by a foreign currency translation gain of $15 million on the AMP Promissory Note.

•	$9 million from tax credits relating to the above exceptional items.

Segment information

Three months ended June 30, 2022 compared with three months ended June, 2021

Segment results for the three months ended June 30, 2022 and 2021 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
Europe	533	464	61	85
Americas	770	527	120	88
Group	1,303	991	181	173

Revenue

Europe. Revenue increased by $69 million, or 15%, to $533 million in the three months ended June 30, 2022, compared with $464 million in the three months ended June 30, 2021. Excluding unfavorable foreign currency translation effects of $47 million, revenue increased by $116 million, mainly due to the pass through of higher input costs and favorable volume/mix effects.

Americas. Revenue increased by $243 million, or 46%, to $770 million in the three months ended June 30, 2022, compared with $527 million in the three months ended June 30, 2021. The increase in revenue principally reflected the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $24 million, or 28%, to $61 million in the three months ended June 30, 2022, compared with $85 million in the three months ended June 30, 2021. Excluding unfavorable foreign currency translation effects of $9 million, Adjusted EBITDA decreased by $15 million, principally reflecting input cost inflation.

Ardagh Metal Packaging S.A.

Americas. Adjusted EBITDA increased by $32 million, or 36%, to $120 million in the three months ended June 30, 2022, compared with $88 million in the three months ended June 30, 2021. The increase was primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program and strong recovery of input cost inflation, partly offset by increased operating costs.

Six months ended June 30, 2022 compared with six months ended June, 2021

Segment results for the six months ended June 30, 2022 and 2021 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2022	2021	2022	2021
Europe	1,032	900	117	151
Americas	1,408	1,030	209	170
Group	2,440	1,930	326	321

Revenue

Europe. Revenue increased by $132 million, or 15%, to $1,032 million in the six months ended June 30, 2022, compared with $900 million in the six months ended June 30, 2021. Excluding unfavorable foreign currency translation effects of $77 million, revenue increased by $209 million, mainly due to the pass through of higher input costs and favorable volume/mix effects.

Americas. Revenue increased by $378 million, or 37%, to $1,408 million in the six months ended June 30, 2022, compared with $1,030 million in the six months ended June 30, 2021. The increase in revenue principally reflected the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $34 million, or 23%, to $117 million in the six months ended June 30, 2022, compared with $151 million in the six months ended June 30, 2021. Excluding unfavorable foreign currency translation effects of $13 million, Adjusted EBITDA decreased by $21 million, principally reflecting input cost inflation, partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Americas. Adjusted EBITDA increased by $39 million, or 23%, to $209 million in the six months ended June 30, 2022, compared with $170 million in the six months ended June 30, 2021. The increase was primarily driven by strong recovery of input cost inflation and favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements as at June 30, 2022:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	467	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	325	06-Aug-26	Revolving	–	–	325
Lease obligations	Various	–	–	Amortizing	–	231	–
Other borrowings	Various	–	Rolling	Amortizing	–	16	–
Total borrowings						3,483	325
Deferred debt issue costs						(39)	–
Net borrowings						3,444	325
Cash and cash equivalents						(436)	436
Net debt / available liquidity						3,008	761

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2023.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2023
		(in millions)			(in $ millions)
Lease obligations	Various	–	–	Amortizing	45
Other borrowings	Various	–	Rolling	Amortizing	4
Minimum net repayment					49

The Group generates substantial cash flow from its operations and had $436 million in cash and cash equivalents as of June 30, 2022.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities, and where necessary, incremental debt.

Ardagh Metal Packaging S.A.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2022 and 2021:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2022	2021
Operating profit	113	133
Depreciation and amortization	175	170
Exceptional operating items	38	18
Movement in working capital (1)	(395)	(170)
Transaction-related, start-up and other exceptional costs paid	(33)	(14)
Exceptional restructuring paid	(1)	–
Cash (used in)/generated from operations	(103)	137
Net interest paid	(21)	(49)
Income tax paid	(15)	(28)
Cash flows (used in)/generated from operating activities	(139)	60

Capital expenditure (2)	(286)	(289)
Other investing activities	–	1
Net cash used in investing activities	(286)	(288)

Proceeds from borrowings	700	2,766
Repayment of borrowings	(109)	(5)
Deferred debt issue costs paid	(6)	(25)
Lease payments	(26)	(22)
Dividends paid	(121)	–
Treasury shares purchased	(3)	–
Other financing activities	(1)	–
Repayment of related party borrowings to Ardagh	–	(1,741)
Payment as part of capital reorganization	–	(574)
Proceeds from related party borrowings from Ardagh	–	15
Cash received from Ardagh	–	206
Redemption premium and issuance costs paid	–	(52)
Net cash inflow from financing activities	434	568

Net increase in cash and cash equivalents	9	340

Cash and cash equivalents at beginning of period	463	257
Foreign exchange losses on cash and cash equivalents	(36)	(10)
Cash and cash equivalents at end of period	436	587

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.

(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the six months ended June 30, 2022 includes $237 million (2021: $244 million) related to the Group’s growth investment program.

Ardagh Metal Packaging S.A.

Cash flows (used in)/generated from operating activities

Cash flows used in operating activities for the six months ended June 30, 2022, of $139 million represents an increase of $199 million, compared with a $60 million net cash generated in the same period in 2021. The increase was mainly due to a decrease in operating profit of $20 million, an increase in depreciation and amortization of $5 million, an increase in exceptional operating items of $20 million, an increase in working capital outflows of $225 million, an increase in transaction-related, start-up and other exceptional costs paid of $19 million, an increase in exceptional restructuring paid of $1m, lower net interest payments of $28 million and lower tax payments of $13 million.

Cash flows used in investing activities

Cash flows used in investing activities decreased by $2 million to $286 million in the six months ended June 30, 2022, compared with $288 million in the same period in 2021 mainly driven by the timing of projects in relation to the Group’s growth investment program.

Net cash inflow from financing activities

Net cash from financing activities represents an inflow of $434 million in the six months ended June 30, 2022 compared with a $568 million inflow in the same period in 2021.

Proceeds from borrowings of $700 million reflects the issuance of $600 million 6.000% Senior Secured Green Notes and draw down of the Group’s Global Asset Based Loan Facility during the six months ended June 30, 2022.

Repayment of borrowings of $109 million reflects the repayment of $100 million of the Global Asset Based Loan Facility and repayment of $9 million of other borrowings during the six months ended June 30, 2022.

Lease payments of $26 million in the six months ended June 30, 2022, increased by $4 million compared to $22 million in the six months ended June 30, 2021, reflecting increased principal repayments on the Group’s lease obligations.

In the six months ended June 30, 2022, the Group paid dividends to shareholders of $121 million. On April 26, 2022, the Company approved a cash dividend of $0.10 per common share. The dividend of $60 million was paid on June 28, 2022, to shareholders of record on June 14, 2022. On June 1, 2022, the Company approved a cash dividend of $0.10 per common share. The dividend of $61 million was paid on June 28, 2022, to shareholders of record on June 14, 2022.

Working capital

In the six months ended June 30, 2022, the working capital outflow during the period increased by $225 million to $395 million, from an outflow of $170 million for the six months ended June 30, 2021. The increase is mainly due to increases in trade and other receivables and inventory, compared with the same period in 2021, partly offset by increased trade payables.

Transaction-related, start-up and other exceptional costs paid

Transaction-related, start-up and other exceptional costs paid in the six months ended June 30, 2022 increased by $19 million to $33 million, compared with $14 million in the six months ended June 30, 2021. In the six months ended June 30, 2022, amounts paid of $33 million principally comprised of start-up and other costs.

Ardagh Metal Packaging S.A.

Income tax paid

Income tax paid during the six months ended June 30, 2022 was $15 million, which represents a decrease of $13 million, compared with $28 million in the six months period ended June 30, 2021. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2022	2021
Europe	93	74
Americas	193	215
Net capital expenditure	286	289

Capital expenditure for the six months ended June 30, 2022 decreased by $3 million to $286 million, compared with $289 million for the six months ended June 30, 2021. The decrease was primarily attributable to the timing of project cash flows. Capital expenditure for the six months ended June 30, 2022 includes $237 million related to the growth investment program.

In Europe, capital expenditure in the six months ended June 30, 2022 was $93 million compared with $74 million in the same period in 2021 with the increase primarily attributable to the Group’s growth investment program. In Americas capital expenditure in the six months ended June 30, 2022 was $193 million, compared with $215 million in the same period in 2021 with the decrease primarily attributable to the timing of project cash flows in relation to the Group’s growth investment program.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various highly reputable financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $415 million were sold under these programs at June 30, 2022 (December 31, 2021: $456 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and our suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain “forward-looking” statements within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933. Forward-looking statements reflect Ardagh Metal Packaging S.A.’s (the “Company”) current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. It is possible the Company’s future financial performance may differ from expectations due to a variety of factors including, but not limited to, the following:

its ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably; costs related to the Business Combination; changes in applicable laws or regulations; the risk that the Company experiences difficulties in managing its growth and expanding its operations; the risk of global and regional economic downturns; competition from other metal beverage packaging producers and manufacturers of alternative forms of packaging; increases in metal beverage cans manufacturing capacity, without corresponding increases in demand; the risk that the Company is unable to maintain relationships with its largest customers or suppliers; the risk that the Company experiences less than expected levels of demand; the risk of climate and water conditions, and the availability and cost of raw materials; foreign currency, interest rate, exchange rate and commodity price fluctuations; various environmental requirements; the incurrence of debt and ability to generate cash to comply with financial covenants; the Company’s ability to execute a significant multi-year growth investment program; the Company’s ability to achieve expected operating efficiencies, cost savings and other synergies; costs and future funding obligations associated with post-retirement and post-employment obligations; operating hazards, supply chain interruptions or unanticipated interruptions at the Company’s manufacturing facilities, including due to virus and disease outbreaks, labor strikes or work stoppages; increasing privacy and data security obligations or a significant data breach, which may adversely affect the Company’s business; claims of injury or illness from materials used at the Company’s production sites or in its products; regulation of materials used in packaging and consumer preferences for alternative forms of packaging; retention of executive and senior management; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; reliance on third party software and services to be provided by Ardagh Group; risk of counterparties terminating servicing rights and contracts; and other risks and uncertainties described in the risk factors described in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the Company with the SEC.

Any forward-looking statements in this document are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the Company continually reviews trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

Ardagh Metal Packaging S.A.